Filing under Rule 425 under the U.S. Securities Act of 1933

Filer: Fiat Industrial S.p.A.

Subject Company: CNH Global N.V.

CNH Global N.V.’s Exchange Act File No.: 005-53289

INFORMATION NOTE ON THE INITIAL ALLOCATION PROCEDURES OF THE SPECIAL VOTING SHARES

This information note is aimed at providing Fiat Industrial shareholders with certain preliminary information on the initial allocation procedures of the Special Voting Shares (as defined below) to the eligible shareholders.

1.	The Special Voting Shares

The purpose of the special voting share structure (the “Loyalty Voting Structure”) is to reward long-term ownership of FI CBM Holdings N.V. (the “Company”) common shares and promote stability of the Company shareholder base by granting long-term Company’s eligible shareholders with the equivalent of two votes for each Company common share that they held.

The Company will issue, in connection and upon completion of the cross-border merger of Fiat Industrial S.p.A. (“Fiat Industrial”) with and into the Company (the “Merger”), special voting shares with a nominal value of Euro 0.01 each to be assigned to those shareholders of Fiat Industrial who are eligible for and elect to receive such special voting shares (the “Special Voting Shares”).

The Special Voting Shares have only minimal economic entitlements. Such economic entitlements are designed to comply with Dutch law but are immaterial for investors.

2.	Requirements to be complied with in order to receive the Special Voting Shares

Fiat Industrial shareholders who wish to receive the Special Voting Shares upon completion of the Merger shall meet the following requirements:

(i)	being present or represented (by proxy) at the Fiat Industrial extraordinary general meeting called to resolve upon the Merger for July 9, 2013, on single call, regardless of how they will vote at such meeting (the “EGM”);

(ii)	continuously owning their Fiat Industrial shares during the period between June 28, 2013 (the record date concerning the EGM) and the date of effectiveness of the Merger;

(iii)	cause their respective depository intermediaries to submit to Fiat Industrial an election form, made available on Fiat Industrial corporate website, previously filled in and signed by the relevant electing shareholder (the “Election Form”) not later than July 30, 2013.

Fiat Industrial shareholders electing to receive the Special Voting Shares will receive such Special Voting Shares upon completion of the Merger if all the requirements listed above are met.

As to the attendance to the EGM, the compliance with such requirement will be verified on the basis of the documents attesting the identity of the shareholders attending or being represented by proxy at the EGM.

The ownership of Fiat Industrial shares as of the date of June 28, 2013 (the record date concerning the EGM) will be attested by the confirmation sent – by the depository intermediary where the relevant shares are registered – to Fiat Industrial in connection with the attendance by the relevant Fiat Industrial shareholder to the EGM.

The Election Form to be submitted by each Fiat Industrial shareholder will be made available in due course prior to the date of the EGM on Fiat Industrial corporate website. Such Election Form shall be duly filled in, signed and timely submitted by each electing shareholder through the respective depository intermediary to Fiat Industrial (or by any other party in charge of the performance of these collection activities), together with any document or deed to be attached thereto, no later than July 30, 2013. The request of the Special Voting Shares may not be submitted by those Fiat Industrial shareholders having exercised their withdrawal right in connection with the resolution passed by the EGM.

The Election Form shall be countersigned by the relevant depository intermediaries so to inform such intermediaries as to the activities to be possibly carried out by them in connection with the allocation of the Special Voting Shares.

3.	Allocation procedure

In order to facilitate the allocation activities of the Special Voting Shares and the identification of the electing shareholders being entitled to receive such Special Voting Shares and the exact number of Special Voting Shares to be issued and allocated, a special ISIN code (the “Special ISIN Code”) will be assigned to the Fiat Industrial ordinary shares in respect of which the Election Form will be submitted by the relevant holder. In particular, each Fiat Industrial shareholder will indicate in the Election Form the number of ordinary shares owned in respect of which a corresponding number of Special Voting Shares is requested and Fiat Industrial will request to the competent authority the allocation of a Special ISIN Code to these ordinary shares as indicated in the Election Form.

All the information and any further details will be made available to the public as soon as the Election Form will be published on Fiat Industrial corporate website.

4.	Registration procedure

In connection and as a result of the Merger, Fiat Industrial shareholders will receive one common share of the Company in exchange for each Fiat Industrial ordinary share owned by them.

The Company common shares with respect to which Special Voting Shares are allocated (“Qualifying Common Shares”) will be registered in a separate register (the “Loyalty Register”) of the Company and, for so long as they remain in such register, such Qualifying Common Shares cannot be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances (e.g., essentially, in the case of transfers to affiliates or to relatives through succession, donation or other transfers of the associated Qualifying Common Shares).

Following such registration, a corresponding number of Special Voting Shares will be allocated to the holders of the Company common shares, so that the additional voting rights can be exercised at the first shareholders’ meeting of the Company following the registration.

At any time, a holder of Qualifying Common Shares may request the de-registration of such shares from the Loyalty Register and free trading thereof in the regular trading system. Upon the de-registration from the Loyalty Register, such shares will cease to be Qualifying Common Shares and will be freely tradable and the corresponding Special Voting Shares must be transferred to the Company for no consideration.

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This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

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